Exhibit 99.1

17 Altalef St. PO Box 70, Yehud Industrial Zone 56100, Israel

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL AWARDED LARGE FRAMEWORK CONTRACT
TO SECURE THE CITY OF HOLON

YEHUD, Israel – August 1, 2016 - Magal S3, Ltd. (NASDAQ: MAGS) announced today that it signed a framework agreement to supply a safe city turnkey solution for the city of Holon in Israel. The project will be implemented over a five-year timeframe and, if fully implemented, the scope will reach $5 million. The portion to be delivered in 2016 is not material.

Magal will supply a fully integrated solution including: an advanced command and control center based on its Fortis4G management system, hundreds of surveillance cameras, automated access and alarm system for municipal buildings, public address system, intercom, and emergency buttons for public areas.

Magal will deploy a wide area network over fibers and wireless, supported by Magal’s Tungsten – an outdoor switch with built-in cyber security for the whole network.

Saar Koursh, CEO of Magal S3, commented: “I am happy that we were chosen to secure the safety and the lifestyle of Holon’s citizens. Urbanization brings many new security challenges and opportunities; naturally, the acquisition of Aimetis with its first class Video Management System (VMS) with built in video analytics, strengthens our position in this emerging market. This year Aimetis’ Symphony was already selected for a safe city project within Brazil.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1 646 688 3559 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com